Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Listing Qualifications
U.S. Listing Qualifications & Market Surveillance

April 20, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 12, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Fidelity Covington Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Fidelity Crypto Industry and Digital Payments ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request

Sincerely,

Eun Ah Choi